Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2017

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PART I.     FINANCIAL INFORMATION

Item 1.	Financial Statements

Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Income

For the periods ended September 30

		Three months		Nine months
(in thousands of Canadian dollars)	Notes	2017	2016	2017	2016

Revenue	5	$214,352	$224,172	$675,003	$690,791
Operating expenses	6	(41,644)	(39,599)	(140,822)	(128,748)
		172,708	184,573	534,181	562,043
Depreciation		(54,698)	(56,193)	(166,949)	(168,671)
Amortization		(6,578)	(6,963)	(19,750)	(20,723)
Other operating losses, net		(267)	(6)	(288)	(2,553)
Operating income		111,165	121,411	347,194	370,096
Interest expense	7	(48,463)	(46,289)	(148,661)	(143,354)
Interest and other income		1,594	1,988	454	4,362
Gain (loss) on changes in fair value of financial instruments		24,625	4,222	38,930	(20,075)
Gain (loss) on foreign exchange		131,637	(47,063)	251,230	161,436
Income before tax		220,558	34,269	489,147	372,465
Tax expense	8	(23,527)	(19,483)	(56,499)	(58,584)
Net income		$197,031	$14,786	$432,648	$313,881

See accompanying notes to the unaudited interim condensed consolidated financial statements

2

Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars)	2017	2016	2017	2016

Net income	$197,031	$14,786	$432,648	$313,881
Other comprehensive (loss) income
Items that may be reclassified into income or loss
Foreign currency translation adjustments, net of tax of $nil	(21,144)	6,416	(49,328)	(12,281)
Other comprehensive (loss) income	(21,144)	6,416	(49,328)	(12,281)
Total comprehensive income	$175,887	$21,202	$383,320	$301,600

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity

Balance as at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		-	-	-	313,881	-	-	-	313,881
Repurchase of stock options	19	-	-	-	(15,913)	(8,745)	-	(8,745)	(24,658)
Issuance of share capital on stock option exercise		-	1,861	1,861	(1,269)	(592)	-	(592)	-
Other comprehensive loss, net of tax of $nil		-	-	-	-	-	(12,281)	(12,281)	(12,281)
Share-based compensation		-	-	-	-	4,881	-	4,881	4,881
Balance as at September 30, 2016		$340,602	$318,133	$658,735	$485,178	$27,809	$28,229	$56,038	$1,199,951

Balance as at October 1, 2016		$340,602	$318,133	$658,735	$485,178	$27,809	$28,229	$56,038	$1,199,951
Net loss		-	-	-	(20,981)	-	-	-	(20,981)
Dividends declared on preferred shares		-	-	-	(10)	-	-	-	(10)
Other comprehensive income, net of tax expense of $1,424		-	-	-	3,676	-	10,516	10,516	14,192
Share-based compensation		-	-	-	-	889	-	889	889
Balance as at December 31, 2016		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041

Balance as at January 1, 2017		$340,602	$318,133	$658,735	$467,863	$28,698	$38,745	$67,443	$1,194,041
Net income		-	-	-	432,648	-	-	-	432,648
Return of capital	12	(314,022)	(192,113)	(506,135)	-	-	-	-	(506,135)
Issuance of share capital on stock option exercise	12	-	82	82	-	(5)	-	(5)	77
Other comprehensive loss, net of tax of $nil		-	-	-	-	-	(49,328)	(49,328)	(49,328)
Share-based compensation		-	-	-	-	2,474	-	2,474	2,474
Balance as at September 30, 2017		$26,580	$126,102	$152,682	$900,511	$31,167	$(10,583)	$20,584	$1,073,777

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2017	December 31, 2016

Assets
Cash and cash equivalents		$400,962	$782,406
Trade and other receivables		46,186	55,639
Other current financial assets		2,375	2,548
Prepaid expenses and other current assets		12,897	61,107
Total current assets		462,420	901,700
Satellites, property and other equipment	5, 9	1,816,950	1,915,411
Deferred tax assets		3,978	2,844
Other long-term financial assets	5	64,532	35,687
Other long-term assets	5	3,248	3,815
Intangible assets	5, 10	816,985	832,512
Goodwill		2,446,603	2,446,603
Total assets		$5,614,716	$6,138,572

Liabilities
Trade and other payables		$24,367	$44,107
Other current financial liabilities		40,365	58,992
Other current liabilities		78,576	80,448
Current indebtedness	11	14,068	21,931
Total current liabilities		157,376	205,478
Long-term indebtedness	11	3,504,062	3,829,707
Deferred tax liabilities		453,239	471,233
Other long-term financial liabilities		64,723	81,252
Other long-term liabilities		361,539	356,861
Total liabilities		4,540,939	4,944,531

Shareholders' Equity
Share capital	12	152,682	658,735
Accumulated earnings		900,511	467,863
Reserves		20,584	67,443
Total shareholders' equity		1,073,777	1,194,041
Total liabilities and shareholders' equity		$5,614,716	$6,138,572

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	Notes	2017	2016

Cash flows from operating activities
Net income		$432,648	$313,881
Adjustments to reconcile net income to cash flows from operating activities
Depreciation		166,949	168,671
Amortization		19,750	20,723
Tax expense	8	56,499	58,584
Interest expense		148,661	143,354
Interest income		(4,243)	(4,952)
Gain on foreign exchange		(251,230)	(161,436)
(Gain) loss on changes in fair value of financial instruments		(38,930)	20,075
Share-based compensation		2,474	4,881
Loss on disposal of assets		288	2,553
Other		(34,567)	(27,935)
Income taxes paid, net of income taxes received	17	(32,833)	(93,158)
Interest paid, net of capitalized interest and interest received	17	(135,675)	(101,166)
Repurchase of stock options	19	-	(24,658)
Operating assets and liabilities	17	47,227	96,709
Net cash from operating activities		377,018	416,126
Cash flows used in investing activities
Satellite programs, including capitalized interest		(118,951)	(166,385)
Purchase of property and other equipment		(8,154)	(4,986)
Purchase of intangible assets		(15,825)	(42,099)
Net cash used in investing activities		(142,930)	(213,470)
Cash flows used in financing activities
Repayment of indebtedness	17	(23,805)	(74,643)
Payment of debt issue costs	17	(42,867)	-
Return of capital to shareholders	12	(506,135)	-
Capital lease payments	17	(22)	(22)
Satellite performance incentive payments	17	(6,213)	(7,424)
Proceeds from exercise of stock options	12	77	-
Settlement of derivatives		215	(55)
Net cash used in financing activities		(578,750)	(82,144)

Effect of changes in exchange rates on cash and cash equivalents		(36,782)	(20,912)

(Decrease) increase in cash and cash equivalents		(381,444)	99,600
Cash and cash equivalents, beginning of period		782,406	690,726
Cash and cash equivalents, end of period	17	$400,962	$790,326

See accompanying notes to the unaudited interim condensed consolidated financial statements

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization, of companies under common control, pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. The reorganization has been accounted for as a continuation of Telesat Holdings Inc.

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the Company’s state-of-the-art fleet consists of 15 satellites, the Canadian payload on ViaSat-1, and two new geostationary satellites under construction. An additional two satellites are under construction for launch into low earth orbit (“LEO”) as part of Telesat’s plans to deploy an advanced, global LEO constellation.

As at September 30, 2017, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On November 1, 2017, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2016, consolidated financial statements of Telesat Holdings Inc. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2016, with the exception of those outlined in the change in accounting policies in Note 3 below.

The results of operations for the three and nine months ended September 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION – (continued)

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3. CHANGE IN ACCOUNTING POLICIES

IAS 7, Statement of Cash Flows

The Company adopted the amendment to IAS 7, Statement of Cash Flows, with a date of initial adoption of January 1, 2017.

This amendment requires disclosure of the cause of the changes in liabilities arising from financing activities. The incremental disclosure has been added within Note 17.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

However, based on the evaluations to date, the Company believes that the main impacts of the new revenue standard will include: adjustments to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component; allocation of transaction price to all performance obligations in arrangements, irrespective of whether goods and services are provided before consideration is paid; and additional disclosures.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES – (continued)

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate any significant changes as a result of the amendments to this standard.

Income Taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

9

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Broadcast	$116,490	$119,421	$355,441	$363,693
Enterprise	92,005	99,140	301,879	310,242
Consulting and other	5,857	5,611	17,683	16,856
Revenue	$214,352	$224,172	$675,003	$690,791

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Canada	$101,723	$104,915	$311,291	$321,567
United States	75,697	78,461	231,287	237,985
Latin America & Caribbean	18,004	20,451	58,954	61,552
Europe, Middle East & Africa	12,005	13,154	40,276	41,025
Asia & Australia	6,923	7,191	33,195	28,662
Revenue	$214,352	$224,172	$675,003	$690,791

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION – (continued)

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites and the intangible assets, have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at	September 30, 2017	December 31, 2016
Canada	$1,025,208	$1,152,337
Europe, Middle East & Africa	665,813	620,219
United States	122,710	139,064
All others	3,219	3,791
Satellites, property and other equipment	$1,816,950	$1,915,411

As at	September 30, 2017	December 31, 2016
Canada	$736,219	$744,150
United States	39,013	42,471
Latin America & Caribbean	32,321	35,736
All others	9,432	10,155
Intangible assets	$816,985	$832,512

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at	September 30, 2017	December 31, 2016
Canada	$55,223	$25,176
Europe, Middle East & Africa	8,036	8,764
All others	1,273	1,747
Other long-term financial assets	$64,532	$35,687

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION – (continued)

As at	September 30, 2017	December 31, 2016
Canada	$3,018	$3,372
Europe, Middle East & Africa	230	443
Other long-term assets	$3,248	$3,815

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2017 and 2016, there were three significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Compensation and employee benefits(a)	$16,981	$16,773	$63,807	$53,119
Other operating expenses(b)	11,123	9,521	32,306	29,463
Cost of sales(c)	13,540	13,305	44,709	46,166
Operating expenses	$41,644	$39,599	$140,822	$128,748

(a)	Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation. The balance for the nine months ended September 30, 2017, included $12.9 million of expenses associated with a special payment to stock option holders, including associated benefit expenses (three months ended September 30, 2017 — $0.6 million). There was no expenses for the special payment recognized in the three and nine months ended September 30, 2016.

(b)	Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.

(c)	Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest on indebtedness	$51,715	$45,835	$156,660	$139,157
Interest on derivative instruments	—	459	—	2,303
Interest on satellite performance incentive payments	1,171	1,360	3,729	4,194
Interest on employee benefit plans	344	399	1,033	1,197
Capitalized interest	(4,767)	(1,764)	(12,761)	(3,497)
Interest expense	$48,463	$46,289	$148,661	$143,354

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Current tax expense	$29,268	$36,188	$77,521	$84,106
Deferred tax recovery	(5,741)	(16,705)	(21,022)	(25,522)
Tax expense	$23,527	$19,483	$56,499	$58,584

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Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES – (continued)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Income before tax	$220,558	$34,269	$489,147	$372,465
Multiplied by the statutory income tax rates	26.59%	26.61%	26.59%	26.61%
	58,646	9,119	130,064	99,113
Income tax recorded at rates different from the Canadian tax rate	(3,176)	(1,962)	(7,432)	(8,705)
Permanent differences	(18,072)	16,658	(36,603)	(1,150)
Effect of temporary differences not recognized as deferred tax assets	(15,914)	199	(31,157)	(30,557)
Other	2,043	(4,531)	1,627	(117)
Tax expense	$23,527	$19,483	$56,499	$58,584
Effective income tax rate	10.67%	56.85%	11.55%	15.73%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2017, the Company had satellite, property and other equipment additions of $117.7 million (September 30, 2016 — $158.0 million) with substantially all of the asset additions related to the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites which are currently under construction.

14

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INTANGIBLE ASSETS

For the nine months ended September 30, 2017, the Company had additions to intangible assets of $9.2 million (September 30, 2016 — $42.4 million) with substantially all of the additions relating to the LEO constellation currently under development (September 30, 2016 — concession rights for the use of frequency spectrum in Brazil and the LEO constellation under development).

11. INDEBTEDNESS

As at	September 30, 2017	December 31, 2016
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (September 30, 2017 – USD $2,405,746, December 31, 2016 – USD $2,423,925)	3,000,446	3,257,998
8.875% Senior Notes (USD $500,000)	623,600	672,050
	3,624,046	3,930,048
Deferred financing costs, interest rate floor, and prepayment option	(105,916)	(78,410)
	3,518,130	3,851,638
Less: current indebtedness	(14,068)	(21,931)
Long-term indebtedness	$3,504,062	$3,829,707

On February 1, 2017, Telesat amended its Senior Secured Credit Facilities. The amendment to the Senior Secured Credit Facilities reduced the applicable margin on the Term Loan B — U.S. Facility from 3.75% to 3.00%. Additional debt issue costs of $38.4 million were incurred in connection with this amendment.

15

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at September 30, 2017		As at December 31, 2016
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,391,823	77,846	38,384,823	240,128
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$152,682		$658,735

In January 2017, the Board of Directors approved a cash distribution to shareholders, as a reduction of stated capital, in the amount of $387.2 million U.S. dollars. These distributions were made during the first quarter of 2017.

In January 2017, 7,000 stock options granted under the Company’s stock incentive plan were exercised for 7,000 Non-Voting Participating Preferred Shares in exchange for $0.1 million.

13. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at September 30, 2017, the first lien net leverage ratio was 3.82:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

16

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2017.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2017, the maximum exposure to credit risk was equal to the carrying value of the financial assets which totalled $514.1 million (December 31, 2016 — $876.3 million).

Cash and cash equivalents are invested in high quality investment grade financial instruments and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks relating to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2017, North American and International customers made up 52% and 48% of the outstanding trade receivable balance, respectively (December 31, 2016 — 38% and 62%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2017 was $2.9 million (December 31, 2016 — $3.5 million).

The Company seeks to mitigate the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the entirely U.S. dollar denominated indebtedness. As at September 30, 2017, the Canadian dollar equivalent of the U.S. dollar denominated indebtedness was $3,624.0 million (December 31, 2016 — $3,930.0 million) before netting of deferred financing costs, interest rate floor and prepayment option.

In July 2016, Telesat entered into four forward foreign exchange contracts which require the Company to pay $7.0 million Canadian dollars to receive 4.2 million British Pounds Sterling. As at September 30, 2017, there was one forward foreign exchange contract with a maturity of October 2017 outstanding with an insignificant fair value.

As at September 30, 2017, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $166.9 million and increased (decreased) other comprehensive income by $0.7 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the debt having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

On October 5, 2017, the Company entered into four interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of U.S. denominated Term Loan B borrowings. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

17

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

If the interest rates on the unhedged variable rate indebtedness change by 0.25%, excluding the potential impact of an interest rate floor, the result would be an increase or decrease to net income of $1.9 million and $6.0 million for the three and nine months ended September 30, 2017, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at September 30, 2017 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2017	2018	2019	2020	2021	Thereafter
Trade and other payables	$24,367	$24,367	$24,367	$—	$—	$—	$—	$—
Customer and other deposits	2,261	2,261	1,782	240	17	4	218	—
Satellite performance incentive payments	66,712	86,934	4,408	12,589	12,624	10,514	9,154	37,645
Other financial liabilities(1)	6,045	5,910	4,578	536	455	341	—	—
Indebtedness(2)	3,645,159	4,810,951	68,202	214,459	213,444	212,490	210,724	3,891,632
	$3,744,544	$4,930,423	$103,337	$227,824	$226,540	$223,349	$220,096	$3,929,277

(1)	Other financial liabilities excluded the derivative liability for the interest rate floor.

(2)	Indebtedness excluded deferred financing costs, interest rate floor and prepayment option.

Included in the table above, the interest payable and interest payments in the carrying value and contractual cash flows, respectively, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$1,760	$21,064
Other financial liabilities	$414	$414
Indebtedness	$21,113	$1,186,905

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

18

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Fair Value

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2017	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$400,962	$—	$—	$400,962	$400,962	Level 1
Trade and other receivables	46,186	—	—	46,186	46,186	(3)
Other current financial assets(1)	2,373	2	—	2,375	2,375	Level 1, Level 2
Other long-term financial assets(1)	17,441	47,091	—	64,532	64,532	Level 1, Level 2
Trade and other payables	—	—	(24,367)	(24,367)	(24,367)	(3)
Other current financial liabilities	—	(3)	(40,362)	(40,365)	(42,192)	Level 2
Other long-term financial liabilities	—	(8,954)	(55,769)	(64,723)	(66,068)	Level 2
Indebtedness(2)	—	—	(3,624,046)	(3,624,046)	(3,723,643)	Level 2
	$466,962	$38,136	$(3,744,544)	$(3,239,446)	$(3,342,215)

As at December 31, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$782,406	$—	$—	$782,406	$782,406	Level 1
Trade and other receivables	55,639	—	—	55,639	55,639	(3)
Other current financial assets	2,548	—	—	2,548	2,548	Level 1
Other long-term financial assets(1)	20,756	14,931	—	35,687	35,687	Level 1, Level 2
Trade and other payables	—	—	(44,107)	(44,107)	(44,107)	(3)
Other current financial liabilities	—	(761)	(58,231)	(58,992)	(61,368)	Level 2
Other long-term financial liabilities	—	(13,952)	(67,300)	(81,252)	(82,781)	Level 2
Indebtedness(2)	—	—	(3,930,048)	(3,930,048)	(3,992,467)	Level 2
	$861,349	$218	$(4,099,686)	$(3,238,119)	$(3,304,443)

(1)	The other current and long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)	Indebtedness excludes deferred financing costs, interest rate floor and prepayment option.

(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

19

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2017, cash and cash equivalents included $33.6 million (December 31, 2016 — $324.7 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2017, the discount rate used was 5.4% (December 31, 2016 — 5.5%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floor and prepayment option. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at	September 30, 2017	December 31, 2016
Term Loan B – U.S. Facility	100.63%	101.00%
8.875% Senior Notes	112.94%	104.44%

20

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

Fair value of derivative financial instruments

Derivatives, with the exception of the forward foreign exchange contracts, were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves.

The discount rates used to discount cash flows as at September 30, 2017 ranged from 1.23% to 2.09% (December 31, 2016 — 0.77% to 2.15%).

The fair value of the forward foreign exchange contracts was calculated using the forward foreign exchange rates against the British Pound Sterling for the same transactions as at the valuation date. The forward foreign exchange rate as at September 30, 2017 was 1.6696 (December 31, 2016 — rates ranged from 1.6501 to 1.6509).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at September 30, 2017	Other current financial assets	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$—	$(3)	$(8,954)	$(8,957)
Forward foreign exchange contract	2	—	—	—	2
Prepayment option	—	47,091	—	—	47,091
	$2	$47,091	$(3)	$(8,954)	$38,136

As at December 31, 2016	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate floor	$—	$(728)	$(13,952)	$(14,680)
Forward foreign exchange contracts	—	(33)	—	(33)
Prepayment option	14,931	—	—	14,931
	$14,931	$(761)	$(13,952)	$218

21

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. FINANCIAL INSTRUMENTS – (continued)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value as at December 31, 2016 and January 1, 2017	$218
Realized losses on derivatives
Forward foreign exchange contracts	(215)
Unrealized gains on derivatives
Interest rate floor	4,312
Prepayment option	34,584
Forward foreign exchange contracts	249
Impact of foreign exchange	(1,012)
Fair value as at September 30, 2017	$38,136

15. SHARE-BASED COMPENSATION PLANS

In connection with the $387.2 million U.S. dollars cash distribution to the Company’s shareholders (Note 12), in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $7.7 million U.S. dollars was paid during the nine months ended September 30, 2017 (three months ended September 30, 2017 — $Nil) with the remaining payments to be made in subsequent periods subject to certain conditions being met.

Effective May 2017, Telesat authorized an additional grant of up to 350,000 stock options under the April 2013 stock incentive plan. As at September 30, 2017, the April 2013 stock incentive plan provided for the grant of up to 4,449,133 options, to purchase Non-Voting Participating Preferred Shares, convertible into common shares.

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options. A portion of the new unvested time-vesting options will vest upon the next anniversary date of the option holder with the remainder vesting evenly over a three-year period commencing on the sixth anniversary date.

22

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EMPLOYEE BENEFIT PLANS

The expenses included in the statements of income were as follows:

	2017		2016
Three months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$1,558	$60	$1,559	$55
Interest expense	$162	$182	$218	$181

	2017		2016
Nine months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$4,675	$182	$4,676	$166
Interest expense	$487	$546	$656	$541

No amounts were recorded in the statements of comprehensive income for the three or nine months ended September 30, 2017 or 2016.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	September 30, 2017	December 31, 2016
Pension benefits	$12,556	$14,330
Other post-employment benefits	22,267	22,388
	$34,823	$36,718

23

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2017	2016
Cash	$367,366	$500,910
Short-term investments(1)	33,596	289,416
Cash and cash equivalents	$400,962	$790,326

(1)	Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2017	2016
Income taxes paid	$(54,633)	$(93,667)
Income taxes received	21,800	509
	$(32,833)	$(93,158)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Nine months ended September 30,	2017	2016
Interest paid	$(152,876)	$(109,600)
Interest received	4,440	4,937
Capitalized interest	12,761	3,497
	$(135,675)	$(101,166)

24

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2017(1)	$3,856,097	$75,985	$422
Debt issue costs	(42,867)	—	—
Cash outflows	(23,805)	(6,213)	(22)
Amortization of deferred financing costs, interest rate floor and prepayment option	10,889	—	—
Other	—	385	3
Impact of foreign exchange	(282,184)	(5,205)	(30)
Balance as at September 30, 2017	$3,518,130	$64,952	$373

(1)	Balance of the indebtedness as at January 1, 2017, excluded $4,459 of accrued debt issue costs associated with the November 2016 refinancing which were paid in 2017.

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2016	$4,063,221	$87,026	$—
Non-cash additions	—	—	474
Cash outflows	(74,643)	(7,424)	(22)
Amortization of deferred financing costs, interest rate floors, prepayment option and premiums	9,963	—	—
Other	—	442	(3)
Impact of foreign exchange	(184,804)	(4,484)	(29)
Balance as at September 30, 2016	$3,813,737	$75,560	$420

25

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION – (continued)

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2017	2016
Trade and other receivables	$6,910	$1,179
Financial assets	2,274	(2,338)
Other assets	10,853	1,432
Trade and other payables	(728)	(63)
Financial liabilities	(12,968)	554
Other liabilities	40,886	95,945
	$47,227	$96,709

Non cash investing activities were comprised of:

Nine months ended September 30,	2017	2016
Satellites, property and other equipment	$4,269	$15,064
Intangible assets	$(1,460)	$249

26

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of the Company’s off-balance sheet contractual obligations as at September 30, 2017:

	Remaining 2017	2018	2019	2020	2021	Thereafter	Total
Operating property leases	$1,328	$6,670	$3,014	$1,251	$904	$1,348	$14,515
Capital commitments	24,670	38,727	—	—	—	—	63,397
Other operating commitments	4,897	12,492	10,391	8,846	8,076	13,465	58,167
	$30,895	$57,889	$13,405	$10,097	$8,980	$14,813	$136,079

Operating property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2017 and 2043.

The Company has entered into contracts for the construction and launch of satellites, and other capital expenditures. The total outstanding commitments as at September 30, 2017, were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2017, customer prepayments of $392.1 million (December 31, 2016 — $391.8 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

27

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES – (continued)

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2016 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Special cash distribution

Effective January 25, 2017, the Board of Directors approved a special cash distribution to shareholders, as a reduction of stated capital, in the amount of approximately $387.2 million U.S. dollars. Of this balance, $138.5 million U.S. dollars was paid to Red Isle, $242.7 million U.S. dollars was paid to Loral Holdings, with the remainder paid to other shareholders. These distributions were made during the first quarter of 2017.

Special payment to stock option holders

In connection with the cash distribution to our shareholders, in January 2017, a special payment was authorized to stock option holders of $12.8 million U.S. dollars, of which $11.3 million U.S. dollars related to key management personnel. Of this $11.3 million U.S. dollars, $6.6 million U.S. dollars was paid to key management personnel in the nine months ended September 30, 2017 (three months ended September 30, 2017 — $Nil) with the remaining payments to be made in subsequent periods subject to certain conditions being met.

28

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS – (continued)

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Key management personnel — stock options

During 2013 through 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. An expense of $0.8 million and $2.4 million was recorded in the three and nine months ended September 30, 2017, respectively, in connection with these stock options (September 30, 2016 — $1.4 million and $4.4 million, respectively).

In March 2016, a total of 1,253,477 stock options were repurchased from key management personnel and other employees or former employees for total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

In August 2017, Telesat authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options, of which 682,550 options related to key management personnel. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options, of which 613,316 unvested options related to key management personnel. A portion of the new unvested time-vesting options will vest upon the next anniversary date of the option holder with the remainder vesting evenly over a three-year period commencing on the sixth anniversary date.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. There were no transactions or balances outstanding with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral:

	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2017	2016	2017	2016
Revenue	$64	$32	$—	$—
Operating expenses	$—	$—	$1,581	$1,627

	Sale of goods and services		Purchase of goods and services
Nine months ended September 30,	2017	2016	2017	2016
Revenue	$97	$99	$—	$—
Operating expenses	$—	$—	$4,924	$4,961

29

Telesat Canada

(Formerly Telesat Holdings Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2017

(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS – (continued)

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Current receivables/payables	$132	$—	$—	$174

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2017, were $2.3 million and $6.5 million, respectively (September 30, 2016 — $1.8 million and $6.4 million, respectively).

30

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

On January 1, 2017, Telesat Holdings Inc. completed a corporate reorganization, of companies under common control, pursuant to which Telesat Holdings Inc. amalgamated with Telesat Interco Inc. and immediately thereafter the newly amalgamated company amalgamated with Telesat Canada. The continuing entity, existing under the laws of Canada, is named Telesat Canada. The reorganization has been accounted for as a continuation of Telesat Holdings Inc.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada (formerly Telesat Holdings Inc.) and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2017, the Bloomberg exchange rate was USD $1 = CAD $1.2472. The average exchange rate for the three months ended September 30, 2017, was USD $1 = CAD $1.2642.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to November 1, 2017, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 1, 2017 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

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The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at September 30, 2017, we provided satellite services to customers from our fleet of 15 in-orbit satellites as well as our Canadian payload on the ViaSat-1 satellite. In addition, we have two other geostationary satellites under construction, and also have two Ka-band satellites under construction for launch into low earth orbit (“LEO”) as part of our plans to deploy an advanced, global LEO constellation. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of the prepayment option on our Senior Notes and embedded derivative related to the interest rate floor included on our U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two geostationary satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction. In addition, we have two Ka-band satellites under construction for launch into low earth orbit as part of our plans to deploy an advanced, global LEO satellite constellation offering low latency, high throughput broadband services.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

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As we move through 2017, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended September 30, 2017, was $197 million compared to a net income of $15 million for the same period in the prior year. The increase of $182 million was principally due to a higher non-cash gain on foreign exchange and a favorable change in the fair value of financial instruments, which was partially offset by lower operating income.

Below are the foreign exchange rates used for our financial statements and this MD&A:

	Q1 2017	Q2 2017	Q3 2017	Q3 YTD 2017	As at September 30, 2017
USD to CAD spot rate	—	—	—	—	1.2472
USD to CAD average rates	1.3257	1.3490	1.2642	1.3130	—

	Q1 2016	Q2 2016	Q3 2016	Q3 YTD 2016	As at December 31, 2016
USD to CAD spot rate	—	—	—	—	1.3441
USD to CAD average rates	1.3785	1.2884	1.3020	1.3230	—

Revenue

(in millions of Canadian dollars except	Three months ended September 30,		% Increase	Nine months ended September 30,		% Increase
percentages)	2017	2016	(decrease)	2017	2016	(decrease)
Broadcast	$116	$120	(3)%	$355	$364	(2)%
Enterprise	92	99	(7)%	302	310	(3)%
Consulting and other	6	5	20%	18	17	6%
Revenue	$214	$224	(4)%	$675	$691	(2)%

Revenue for the three months ended September 30, 2017, decreased by $10 million to $214 million, when compared to $224 million earned over the same period in the prior year. Revenue for the nine months ended September 30, 2017, was $675 million, which represents a decrease of $16 million compared to $691 million of revenue earned during the same period in the prior year.

Revenue from Broadcast services decreased by $4 million and $9 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year. For the three months ended September 30, 2017, the decrease was due to an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, when compared to the same period in 2016, combined with a slight decrease in certain international services. The decrease for the nine months ended September 30, 2017, was due to the end of service or reduction of services for certain customers, an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, and a reduction in revenue from Canadian spectrum license fees, which also resulted in a corresponding reduction in operational expenses.

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Revenue from Enterprise services decreased by $7 million and $8 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year. The decrease for the three months ended September 30, 2017, was primarily due to the end of service or reduction of service for certain customers, an unfavorable impact on the conversion of our U.S. dollar denominated revenue and lower revenue from certain international customers, partially offset by new services for certain customers. The decrease for the nine months ended September 30, 2017, was mainly due to end of service or reduction of services for certain customers, lower revenue on certain international customers, partially offset by new services for certain customers and a net increase from short-term services provided to other satellite operators.

Consulting and other revenue increased by $1 million for the three and nine months ended September 30, 2017, when compared to the same periods in the prior year. The increases were due to higher consulting activities compared to the same periods in the prior year.

Expenses

	Three months ended September 30,		% Increase	Nine months ended September 30,		% Increase
(in millions of Canadian dollars except percentages)	2017	2016	(decrease)	2017	2016	(decrease)
Depreciation	$55	$56	(2)%	$167	$169	(1)%
Amortization	7	7	—%	20	21	(5)%
Other operating losses, net	—	—	—%	—	3	(100)%
Operating expenses	42	40	5%	141	129	9%
Expenses	$104	$103	(1)%	$328	$322	2%

Depreciation

Depreciation of satellites, property and other equipment decreased by $1 million and $2 million for the three and nine months ended September 30, 2017, respectively, when compared to the same period in the prior year. The decrease in depreciation was primarily due to the end of the useful life, for accounting purposes, of our Telstar 18 satellite in 2017.

Amortization

Amortization of intangible assets remained constant for the three months ended September 30, 2017 and decreased by $1 million for the nine months ended September 30, 2017, when compared to the same periods in the prior year. The decrease for the nine months ended September 30, 2017, was primarily due to lower amortization of intangible assets related to revenue backlog.

Other operating losses, net

There were no other operating gains or losses in the three and nine months ended September 30, 2017. Other operating losses, net, related to the disposal of equipment in the nine months ended September 30, 2016.

Operating Expenses

	Three months ended September 30,		% Increase	Nine months ended September 30,		% Increase
(in millions of Canadian dollars except percentages)	2017	2016	(decrease)	2017	2016	(decrease)
Compensation and employee benefits	$17	$17	—%	$64	$53	21%
Other operating expenses	11	10	10%	32	30	7%
Cost of sales	14	13	8%	45	46	(2)%
Operating expenses	$42	$40	5%	$141	$129	9%

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Operating expenses increased by $2 million and $12 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits remained constant for the three months ended September 30, 2017 and increased by $11 million for the nine months ended September 30, 2017, in comparison with the same periods in the prior year. The increase for the nine months ended September 30, 2017, was due to compensation expense associated with the special payments to stock option holders, partially offset by lower share-based compensation.

Other operating expenses increased by $1 million and $2 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year. The increases were due to higher professional fees.

Cost of sales increased by $1 million for the three months ended September 30, 2017 and decreased by $1 million for the nine months ended September 30, 2017, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2017, was primarily due to higher installation costs on a one-time sale. The decrease for the nine months ended September 30, 2017, was primarily due to a reduction in Canadian spectrum license fees.

Interest Expense

	Three months ended September 30,		% Increase	Nine months ended September 30,		% Increase
(in millions of Canadian dollars except percentages)	2017	2016	(decrease)	2017	2016	(decrease)
Debt service costs	$52	$46	13%	$157	$141	11%
Interest on satellite performance incentive payments	1	1	—%	4	4	—%
Interest on employee benefit plans	—	—	—%	1	1	—%
Capitalized interest	(5)	(1)	400%	(13)	(3)	333%
Interest expense	$48	$46	4%	$149	$143	4%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $6 million and $16 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year. The change in debt service costs for the three and nine months ended September 30, 2017 was primarily due to higher interest on our amended Senior Secured Credit Facilities and new Senior Notes.

Interest on satellite performance incentive payments and on employee benefit plans remained constant for the three and nine months ended September 30, 2017, when compared to the same periods in the prior year.

Capitalized interest increased by $4 million and $10 million for the three and nine months ended September 30, 2017, respectively, when compared to the same periods in the prior year, that was primarily due to an increase in accumulated capital expenditures relating to our satellites under construction.

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Interest and Other Income

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Interest and other income	$2	$2	$1	$4

Interest and other income were mainly related to interest income on cash and short-term investments and other one-time expenses.

Foreign Exchange and Derivatives

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Gain (loss) on changes in fair value of financial instruments	$25	$4	$39	$ (20)
Gain (loss) on foreign exchange	$131	$(47)	$251	$161

The $25 million gain on changes in fair value of financial instruments for the three months ended September 30, 2017, represented a positive change of $21 million compared to the same period in the prior year. The $39 million gain on changes in fair value of financial instruments for the nine months ended September 30, 2017, represented a favorable change of $59 million compared to the same period in the prior year. The gain on changes in fair value of financial instruments primarily reflects changes in the fair values of our interest rate floor on our Senior Secured Credit Facilities, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain was $131 million and $251 million for the three and nine months ended September 30, 2017, respectively. The mainly non-cash foreign exchange gain was due to a weaker U.S. dollar to Canadian dollar spot rate at the beginning compared to the end of the respective periods, resulting in a favorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange loss for the three months ended September 30, 2016 was $47 million and a foreign exchange gain of $161 million for the nine months ended September 30, 2016. The mainly non-cash foreign exchange loss for the three months ended September 30, 2016, was due to a stronger U.S. dollar to Canadian dollar spot rate at the beginning compared to the end of the period, resulting in a unfavorable impact on the translation of our U.S. dollar denominated debt. The mainly non-cash foreign exchange gain for the nine months ended September 30, 2016, was due to a weaker U.S. dollar to Canadian dollar spot rate at the beginning compared to the end of the period, resulting in a favorable impact on the translation of our U.S. dollar denominated debt.

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Income Taxes

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Current tax expense	$30	$36	$78	$84
Deferred tax recovery	(6)	(17)	(21)	(25)
Tax expense	$24	$19	$57	$59

The tax expense increased by $5 million for the three months ended September 30, 2017 and decreased by $2 million for the nine months ended September 30, 2017, when compared to the same periods in the prior year.  The increase for the three months ended September 30, 2017, was primarily due to increased foreign exchange gains, partially offset by lower operating income and higher interest expense, when compared to the same period in the prior year.  The decrease for the nine months ended September 30, 2017 was primarily due to lower operating income and higher interest expense, partially offset by increased foreign exchange gains when compared to the same period in the prior year.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2017, our contracted backlog was approximately $4.0 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at September 30, 2017, to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2017	2018	2019	2020	2021	Thereafter
Backlog	$213	$681	$584	$523	$437	$1,554

The recognition of the backlog is based upon our current revenue recognition policies and does not take into account changes, if any, that may be required upon the adoption of IFRS 15.

Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. We believe the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of our expected known revenue recognition.

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LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2017, we had $401 million of cash and short-term investments, as well as approximately $200 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2017, was $377 million, a $39 million decrease compared to the same period in the prior year. The decrease was primarily due to lower customer prepayments and higher interest paid, partially offset by lower taxes paid and the repurchase of stock options which occurred in the three months ended March 31, 2016.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2017 was $143 million. This consisted of $119 million of expenditures on satellite programs, $16 million of payments for intangible assets, as well as $8 million of payments for property and other equipment.

Cash used in investing activities for the nine months ended September 30, 2016 was $213 million. This consisted of $166 million of expenditures on satellite programs, $42 million of payments for intangible assets, as well as $5 million for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2017 was $579 million. This was mostly related to a cash distribution to shareholders, as a reduction of stated capital, the debt issue costs in connection with the repricing of our Senior Secured Credit Facilities and mandatory principal repayments made on our Senior Secured Credit Facilities.

Cash used in financing activities for the nine months ended September 30, 2016 was $82 million. This was mainly related to mandatory principal repayment on our former senior secured credit facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at September 30, 2017, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and the required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs may be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

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Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien net leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing on November 17, 2021. Loans under our Revolving Facility bear interest at a floating rate of LIBOR plus an applicable margin ranging from 1.50% to 2.00% for prime rate and Alternative Base Rate loans and ranging from 2.50% to 3.00% for Bankers’ Acceptance (“BA”) and Eurodollar loans. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee of 40 basis points. As at September 30, 2017, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $2,430 million loan maturing on November 17, 2023.

As at September 30, 2017, USD $2,406 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The initial terms had the outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of LIBOR, but not less than 0.75%, plus an initial applicable margin of 3.75%. On February 1, 2017, we amended the Senior Secured Credit Facilities to reduce the applicable margin to 3.00% on the then outstanding USD $2,424 million. As at February 1, 2017, the mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan at the time of the amendment, which must be paid on the last day of each quarter.

Senior Notes

Our Senior Notes, in the amount of USD $500 million, bear interest at an annual rate of 8.875% and are due November 17, 2024. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before November 15, 2022, in each case subject to exceptions provided in the Senior Notes indenture.

As at September 30, 2017, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. The interest expense includes the impact of our interest rate swaps which were entered into on October 5, 2017. Our interest expense for the year ending December 31, 2017, is expected to be approximately $195 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at September 30, 2017, there was one forward foreign exchange contract with a maturity of October 2017 outstanding with an insignificant fair value.

On October 5, 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of U.S. denominated Term Loan B borrowings. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as an interest rate floor included on our U.S. TLB Facility. As at September 30, 2017, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $47 million and the fair value of the embedded derivatives related to the interest rate floor was a liability of $9 million.

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The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $63 million as at September 30, 2017. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. dollar exposes us to foreign exchange risks.

For the nine month period ended September 30, 2017, we recorded a mainly non-cash foreign exchange gain of approximately $251 million due to a weaker U.S. to Canadian dollar spot rate ($1.2472) compared to December 31, 2016 ($1.3441). For the nine month period ended September 30, 2016, we recorded a mainly non-cash foreign exchange gain of approximately $161 million due to a weaker U.S. to Canadian dollar spot rate ($1.3127) compared to December 31, 2015 ($1.3839).

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The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30, 2017	Nine months ended September 30, 2017
Revenue	49%	51%
Operating expenses	42%	42%
Interest on our indebtedness	100%	100%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2017, we had one forward currency contract in place and no currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and short-term investments as at September 30, 2017 by $181 million and $14 million, respectively.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2017, as summarized in the table below:

(in millions of Canadian dollars)	Three months ended September 30, 2017	Nine months ended September 30, 2017
Revenue	$5	$17
Operating expenses	$1	$3
Interest on our indebtedness	$3	$8

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2017.

(CAD millions)	Q4 2017	2018	2019	2020	2021	Thereafter
U.S. TLB Facility	$3,000.4	$2,992.9	$2,962.7	$2,932.4	$2,902.2	$2,872.0
Senior Notes	623.6	623.6	623.6	623.6	623.6	623.6
U.S. dollar denominated debt balances	$3,624.0	$3,616.5	$3,586.3	$3,556.0	$3,525.8	$3,495.6

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Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. As at September 30, 2017, we had no interest rate swaps.

We have exposure to changes in variable interest rates on our U.S. TLB Facility. On October 5, 2017, we entered into four interest rate swaps which hedge the interest rate risk on USD $1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of the interest rate floor and incorporating the impact of our interest rate swaps entered into on October 5, 2017, the result would be a decrease (increase) of $1.9 million and $4.9 million to our net income for the three and nine months ended September 30, 2017, respectively.

As at September 30, 2017, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, incorporating the impact of our interest rate swaps entered into on October 5, 2017, and based on the foreign exchange rates as at September 30, 2017.

(CAD millions)	Q4 2017	2018	2019	2020	2021	Thereafter
U.S. TLB Facility(1)	$3,000.4	$2,992.9	$2,962.7	$2,932.4	$2,902.2	$2,872.0
Interest rate derivative variable to fixed(2)	(2,245.0)	(2,245.0)	(2,245.0)	(1,683.7)	(1,122.5)	(561.2)
Debt exposed to variable interest rate after interest rate derivatives	$755.4	$747.9	$717.7	$1,248.7	$1,779.7	$2,310.8

(1)	U.S. TLB Facility is USD denominated and bears interest at Libor with a 0.75% floor plus a spread.
(2)	USD $1,800 million notional, variable rate is greater of 3 month Libor or 0.75%. The weighted average fixed rate (before spread) varies by year and ranges from 1.89% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

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Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

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(in CAD millions)	Twelve Months Ended September 30, 2017
Net income	$411.7
Impact of unrestricted subsidiary	—
Consolidated earnings for Covenant Purposes	411.7
Plus:
Income taxes (Note 1)	81.8
Interest expense (Note 1)	196.6
Depreciation and amortization expense (Note 1)	249.8
Non-cash share-based compensation	3.4
Other, primarily realized foreign exchange losses on refinancing	59.6
Decreased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(66.9)
Non-cash gains resulting from changes in foreign exchange rates	(182.4)
Consolidated EBITDA for Covenant Purposes	$753.6

Note 1: Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

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The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at September 30, 2017
U.S. dollar denominated debt
Term Loan B U.S Facility (USD)	$2,405.7
8.875% Senior Notes (USD)	500.0
2,905.7
Foreign exchange adjustment	718.3
Subtotal (CAD)	3,624.0
Deferred financing costs, interest rate floor and prepayment option (CAD)	(105.9)
Indebtedness	$3,518.1

(in CAD $ millions)
Indebtedness	$3,518.1
Adjustments for covenant purposes:
Deferred financing costs, interest rate floor and prepayment option (CAD)	105.9
Less: cash and cash equivalents (max. $100 million USD)	(124.7)
Consolidated Total Debt for Covenant Purposes	3,499.3
Less: unsecured debt (8.875% Senior Notes)	(623.6)
Consolidated Total Secured Debt for Covenant Purposes	$2,875.7

As at September 30, 2017, the Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.64:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.82:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2016.

ACCOUNTING STANDARDS

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

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Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our consolidated financial statements.

However, based on the evaluations to date, we believe that the main impacts of the new revenue standard will include: adjustments to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component; allocation of transaction price to all performance obligations in arrangements, irrespective of whether goods and services are provided before consideration is paid; and additional disclosures.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in July 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

The standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the lease assets be recorded separately from the interest on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. We are currently evaluating the impact of IFRS 16 on our consolidated financial statements.

Share-based payments

In June 2016, amendments were issued by the IASB for IFRS 2, Share-based Payments. These amendments clarify the accounting treatment and disclosure requirements for certain types of share-based payment transactions, including cash settled share-based payment transactions, share-based payment transactions with a net settlement feature for withholding tax obligations, as well as modifications of share-based payment transactions from cash settled to equity settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We do not anticipate any significant changes as a result of the amendments to this standard.

Income Taxes

IFRIC 23, Uncertainty over Income Taxes Treatments was issued by the IASB in June 2017. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. We are currently evaluating the impact of this interpretation on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

On October 30, 2017, Telesat sold all of the shares of its indirect wholly owned subsidiary Able Infosat Communications, Inc., a Texas Company which provides terrestrial radio, microwave and handheld L-band services, to Network Terracom Inc., a Nevada Company.

Item 6. Exhibits

None.

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